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                       [Letterhead of Jackson Walker, LLP]


January 11, 2005

Ms. Tamara Tangen, CPA
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      iLinc Communications, Inc.
         Response to SEC Letter dated December 28, 2004 concerning Form 8-K filed December 20, 2004 concerning change in accountants and Form 10-Q for the quarter ended September 30, 2004
         File No. 001-13725

Dear Ms. Tangen:

         On behalf of iLinc Communications, Inc. ("iLinc" or the "Company"), this letter is in response to the comments contained in the Staff's letter of December 28, 2004 (the "Comment Letter") regarding the above filings.

     The following responses indicate, where appropriate, the additions and/or revisions that have been made to the Company's Form 8-K and Form 10-Q in response to your Comment Letter. The responses are numbered to correspond to the numbers assigned to each comment in your Comment Letter. Capitalized terms used in this response letter, but not defined herein, have the meaning assigned to those terms in the respective filings. I have included a copy of the respective amended filings with the changes to Item 4 of the 10-Q and Item 4.01 of the 8-K marked for your review.


     FORM 8-K CONCERNING CHANGE IN ACCOUNTANTS

     1. We requested the modification of the filing via fax to Filer Support to indicate that the exhibit listed under Item 9.01 is also being reported under Item 4.01. A copy of our request letter is attached for your convenience.

     2. We have authorized the Company's former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the material weakness and have incorporated that authorization into an amended Form 8-K, a copy of which is attached, with the document marked to show changes from the Form 8-K filed December 20, 2004.

     3. We have obtained an updated letter from our former accountants indicating that they agree with the statements contained in the Company's amended 8-K, a copy of which is attached to the amended Form 8-K as Exhibit 16.

     FORM 10-Q FOR PERIOD ENDING SEPTEMBER 30, 2004

     4. We have revised Item 4 of the Company's Form 10-Q for the quarter ending September 30, 2004 to clarify the statements regarding the conclusions made by our principal executive officer and of our principal financial officer. A copy of Form 10-Q/A is attached with the document marked to show changes to Item 4 from the Form 10-Q originally filed.

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     5.   We have revised Item 4 of the Company's Form 10-Q for the quarter ending September 30, 2004 to clarify the statements concerning the design of disclosure controls and procedures. A copy of Form 10-Q/A is attached with the document marked to show changes to Item 4 from the Form 10-Q originally filed.

     6. The material weakness referenced in the Company's Form 10-Q for the quarter ended September 30, 2004 dealt specifically with discovery during the quarterly review process of changes that occurred during the quarter ended September 30, 2004 to the Company's standard form of software license agreements that affected the basis for revenue recognition under those contracts. Subsequent to quarter end, a confirmation received by the Company's former auditor revealed that the Company's standard software license agreement had been changed by the sales department to provide for a 30-day to 90-day trial period during which the customer could use the i-Linc product and decide whether or not to purchase it, but that this change had not been communicated effectively to the accounting department.

          Upon discovery of this change, the Company's accounting department instituted a search of all customer contracts for all prior periods and interviewed the sales staff to determine if modifications had ever occurred in the past to any standard software license agreement. They found that during the quarter ended September 30, 2004 five (5) standard software license agreements entered into by the Company during that quarter had been modified to include the previously discussed "trial period" concept. Having discovered the new trial period language, the accounting group appropriately deferred the revenue associated with those sales until the expiration of the trial period. The modifications required deferral of $103,150 in license revenue to subsequent periods beyond September 30, 2004.

          The discovery of the change to the Company's standard form of software license occurred before final preparation and filing of the Company's financial statements reflected in the Company's Form 10-Q for the quarter ended September 30, 2004. Therefore no correction or restatement of the Company's financial statements was necessary or warranted. The total revenue associated with all of the modified agreements was $103,150, and all of that revenue was deferred and may be recognized in future periods, as appropriate and in accordance with GAAP.

          The Company has implemented steps to prevent failure to communicate changes in standard forms of customer contracts in the future and strengthen the Company's internal controls related to contract management and its impact on revenue recognition. The Company has put procedures into place to prevent modification of its standard form of software license agreements without due and proper notice to all parties, including the Company's accounting group. Those steps to correct and prevent this in the future include, new controls over the modification of electronic contracts adding limited password protection, the electronic receipt of contracts from customers directly to both the sales and accounting groups simultaneously, the numbering of contracts and order forms to provide a stronger audit trail, the electronic storage of all customers' contracts providing real-time access, the notification of the accounting department by the sales or legal departments should modification occur, and remedial training of the sales group on the impact of changes to the software license agreement. A further segregation of duties was also implemented to better control contract workflow. A supervisor from the sales team must approve all sales orders before they are accepted by the sales department, and a supervisor from the accounting group must


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          approve all orders that exceed $10,000 in amount before they are accepted as a valid sale of the company. An order processing clerk verifies that the appropriate Customer and Company authorizations have been obtained. The approved sales order is transmitted to the customer service department for order fulfillment. Notification of fulfillment of the order is sent to both the sales and accounting departments. Before revenue is recognized on any sales order, the controller verifies that the sales order was properly approved by the customer and the Company, verifies that changes, if any, to the standard license agreement have been properly documented in writing and in the customer's electronic file and thereafter records revenue based upon the approved and verified documentation.

          The Company's prior accountant was made aware of the changes made in the Company's contract management internal control, but has not reviewed or performed testing given the change in accountants that occurred subsequent to the period end.

     7. The communication concerning the material weakness was communicated orally by the prior accounting firm to the Company's audit committee and to the Company's management. The former accountants provided no letter or written communications to the Company's management or Audit Committee regarding any disagreements or reportable events.


     The Company acknowledges that:
     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings of the Company, including those amended and attached hereto;
     o The Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This supplemental information is being filed as correspondence on EDGAR. We would appreciate the Staff's prompt attention to this response and please direct any further questions to me, Jim Ryan of Jackson Walker, L.L.P. at (214) 953-5801.

Very truly yours,

/S/ James S. Ryan, III
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James S. Ryan, III


Enclosure

cc:      James L. Dunn, Jr.
         iLinc Communications, Inc.
         Sr. Vice President & General Counsel


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James L. Dunn, Jr.